# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Polen Credit Opportunities Fund, CIK 0001965985
CUSIP: 73110T100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: c/o Polen Capital Credit, LLC, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001010422

## Reporting persons
- Polen Capital Credit, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 240,532; shared voting power 0; sole dispositive power 240,532; shared dispositive power 0; aggregate amount beneficially owned 240,532 (5.3% of the class)
- POLEN CAPITAL MANAGEMENT LLC: type of reporting person: investment company (IV), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 240,532; shared voting power 0; sole dispositive power 240,532; shared dispositive power 0; aggregate amount beneficially owned 240,532 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Polen Credit Opportunities Fund
Address of issuer's principal executive offices: c/o Polen Capital Credit, LLC, Waltham, MASSACHUSETTS, 02451

## Item 2. Person Filing
Name of person filing: This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons".
Address of principal business office or, if none, residence: (i) Polen Capital Management, LLC's principal business office is located at 1825 NW Corporate Blvd., Suite 300, Boca Raton, FL 33431. (ii) Polen Capital Credit, LLC's principal business office is located at 1075 Main Street, Suite 320, Waltham, MA 02451.
Citizenship: (i) Polen Capital Management, LLC is a Delaware limited liability company. (ii) Polen Capital Credit, LLC is a Massachusetts limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit A attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Polen Capital Credit, LLC: /s/ Joshua L. McCarthy, General Counsel & Chief Compliance Officer (01/28/2026)
- POLEN CAPITAL MANAGEMENT LLC: /s/ Brian D. Goldberg, General Counsel & Chief Compliance Officer (01/28/2026)